Exhibit (a)(4)

                                      $6.35
                            HIGHEST PRICE TO PURCHASE
                         DEPOSITARY UNIT CERTIFICATES OF
                    U.S. REALTY PARTNERS LIMITED PARTNERSHIP


     AIMCO PROPERTIES, L.P. has increased its offer to purchase depositary unit certificates representing assignments of limited partnership interest (the "Units") in U.S. Realty Partners Limited Partnership (the "Partnership") to $6.35, net to seller in cash. Our price is HIGHER than the price being offered by Cal Kan and its affiliates, Everest and Madison and, unlike Everest and Madison, we will not deduct any transfer fees from the Purchase Price. IF IT IS LIQUIDITY YOU DESIRE, OUR OFFER PROVIDES YOU WITH THE GREATEST PURCHASE PRICE CURRENTLY BEING OFFERED. Limited Partners who have already tendered their Units to AIMCO will automatically receive the benefit of the increased purchase price and need not take any further action.

     Our offer expires at 12:00 midnight, New York City time on May 20, 1999 (unless extended by us).

     The general partner of the Partnership is our affiliate. As a result of this affiliation, the Partnership has indicated in a Statement on Schedule 14D-9 (the "Schedule 14D-9") filed with the Securities and Exchange Commission that it is remaining neutral and making no recommendation as to whether its limited partners should tender their Units in response to our Offer. The Partnership further states, however, that if a limited partner desires to obtain cash for its Units presently, it believes that those limited partners should tender their Units for the greatest purchase price. Limited Partners are urged to read our Offer to Purchase and the related materials and the Schedule 14D-9 carefully and in their entirety before deciding whether to tender their Units.

     You should be aware, however, that, as with any rational investment decision, we are making our Offer with a view to making a profit. No independent person has been retained to evaluate or render any opinion with respect to the fairness of our Offer, and no representation is made by us or any of our affiliates as to such fairness.

     IF YOU TENDERED YOUR UNITS IN THE CAL KAN OFFER, YOU MAY STILL TENDER YOUR UNITS TO US BY COMPLETING THE NOTICE OF WITHDRAWAL AND THE LETTER OF TRANSMITTAL PREVIOUSLY FORWARDED TO YOU. THE NOTICE OF WITHDRAWAL MUST BE DELIVERED TO CAL KAN (with a copy to our Information Agent) BY NO LATER THAN MAY 18, 1999, THE EXPIRATION DATE OF THE CAL KAN OFFER.


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



     If you have any questions concerning the terms of the offer, or need assistance in completing the forms necessary to tender your units, please contact our Information Agent, River Oaks Partnership Services, Inc., at (888) 349-2005 or (201) 896-1900.

                                            Very truly yours,


                                            AIMCO PROPERTIES, L.P.

April 21, 1998


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